FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: July, 2003

Commission File Number: SEC #1-13812

Pacific Rim Mining Corp.
(Translation of registrant’s name into English)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6 Canada
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐         No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date:	July 2, 2003	By:	//s// Kathryn A. Church
Kathryn A. Church
Corporate Secretary

PMU News Release #03-05 TSX, AMEX Symbol PMU

July 02, 2003

PACIFIC RIM FORMALIZES STRATEGIC PLAN

Pacific Rim Mining Corp. is pleased to announce that its board of directors recently approved the Company’s Strategic Plan.

The basis of Pacific Rim’s Strategic Plan is the Company’s recognition that the highest market multiples in the gold mining industry today are being afforded to companies that demonstrate strong profitability and cash flow, not necessarily those with the largest production and reserve bases. Being big is no longer as important as being profitable. Within this realm of profitability, mid-tier producers (those with annual gold production of 250,000 ounces or more) with obvious growth are granted exceptional market valuations.

Pacific Rim’s Strategic Plan focuses on the Company’s commitment to growth and profitability through the discovery, development and operation of a high-grade, low-cost, gold mine. Management believes the El Dorado and La Calera projects have the potential to help Pacific Rim achieve its goal of becoming a highly profitable mid-tier gold producer that is environmentally and socially responsible.

To achieve its goal, Pacific Rim has developed and implemented a two-fold strategy. First, the Company is drilling specific holes to better define the existing resource at its flagship El Dorado gold project, with plans to conduct a revised resource calculation for El Dorado in the fall of 2003. The Company’s immediate objective is to demonstrate that the El Dorado resource has grown as a result of the past year’s drilling. Pacific Rim also intends to calculate the first-ever resource estimate for its La Calera project during the coming year, which, owing to its proximity to the El Dorado project, may have tie-in opportunities. With these new resource estimates in hand, Pacific Rim will, when appropriate, commission a preliminary economic assessment (‘scoping study’) to define the economic parameters of production at either or both projects. The objective of the scoping study is to demonstrate that the El Dorado resource has reached a size that is sufficient to justify a profitable, low-cost, underground operation.

Second, Pacific Rim believes that the El Dorado deposit has the potential to grow significantly beyond the current resource estimate, to a size that could vault the Company into the small group of mid-tier, 250,000 ounce per year producers benefiting from extraordinary market valuations. With this in mind, Pacific Rim will concurrently conduct scout drilling at both El Dorado and La Calera in search of additional gold resources with low-cost potential. This drilling will continue over the months ahead. The Company has a strong exploration and management team in place that is intently focused on expanding and economically defining the El Dorado and La Calera projects.

Cash flow from Pacific Rim’s 49%-owned Denton-Rawhide gold mine in Nevada is expected to provide the funds required for this exploration program and related resource calculations and scoping study.

For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.